

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2010

Mr. Matthew D. Rosen
Chief Executive Officer
Fusion Telecommunications International, Inc.
420 Lexington Ave, Suite 1718
New York, New York 10170

     Re: **Fusion Telecommunications International, Inc.**
             Form 10-K for Fiscal Year Ended December 31, 2009
             Filed March 25, 2010
             File No. 001-32421

Dear Mr. Rosen:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days and indicate that you will comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. If you do not believe our comments apply to your facts and circumstances or do not believe compliance in future disclosure is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. Please delete the reference to the safe harbor provided by the Private Securities Litigation Reform Act of 1995 as this protection does not apply to your disclosure because your common stock is considered a penny stock.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Uses of Liquidity

2. Please address short-term liquidity more fully. Clarify whether management believes the company will have sufficient cash and other financial resources to fund operations and meet its obligations for the next twelve months. Identify the resources that management expects to rely on to satisfy these obligations. Discuss the impact that any known material trends, demands, commitments, events or uncertainties could have on these expectations. See Instruction 5 to 303(a) of Regulation S-K.

3. Please provide a detailed discussion of management's proposed plans to address your short-term and long-term liquidity challenges. See Item 303(a)(1) of Regulation S-K.

Item 10. Directors, Executive Officers and Corporate Governance

Board of Directors and Executive Officers

4. For each of your directors please provide the information required by 401(e) of Regulation S-K, the qualifications that led to the conclusion that the person should serve as a director.

 Item 13. Certain Relationships, Related Transactions and Director Independence

Officer and Director Loans to the Company

5. For each loan to the company, please provide all of the information required by Item 404(a)(5) of Regulation S-K. Considering the large number of transactions, tabular presentation may be beneficial.

Item 15. Exhibits, Financial Statement Schedules

6. Please include all required exhibits. For example, we note that you have not filed your related party promissory notes. We further note that you did not provide the contracts for all four of the carriers you indicate were your largest customers in fiscal 2009. See Item 601(b)(10) of Regulation S-K.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Kempf, Staff Accountant, at 202-551-3352 or Robert Littlepage, Accountant Branch Chief at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458, John Harrington, Staff Attorney, at 202-551-3576, or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director